Exhibit 11.1

CODE OF CONDUCT

CODE OF CONDUCT

SMART Technologies Inc. (“SMART”) has developed this Code of Conduct as an easy-to-use guide to living up to SMART’s shared values and operating at the highest standards of integrity, both personally and professionally. Our Code of Conduct applies to all of us at every level within SMART and its subsidiaries, including members of executive management and members of SMART’s board of directors and advisory boards.

The principles set forth in our Code of Conduct have been developed with a view to describing how we should conduct ourselves in carrying out SMART’s business, as opposed to focusing on what we shouldn’t be doing. This Code of Conduct covers key issues and is intended to overlay SMART’s policies that govern our employment.

Personal responsibility is at the core of SMART’s principles and culture. Personal responsibility encompasses behavior and actions, relating to our interactions inside and outside SMART. In every business decision we make, we must not only follow the ethics and compliance principles set forth in this Code of Conduct and in SMART’s policies and procedures, but must also consider our personal and professional responsibilities.

Of course, no code could ever anticipate every situation or ethical decision we may face in business. This is one of the reasons why our Code of Conduct begins by setting forth SMART’s shared values and concludes with a section entitled “Making the Right Decision.” If you are ever in doubt about any matter that may have ethical implications or that may compromise your personal or professional responsibilities, you should look to the principles set forth in our Code of Conduct, or alternatively, seek guidance from People Services or a member of executive management.

It is important that you read our Code of Conduct carefully and ask questions about anything you do not understand. You will be required to sign a document that has you agreeing to adhere to the Code of Conduct on an annual basis. Each of us must understand and accept our personal and professional responsibilities in preserving and enhancing SMART’s reputation for integrity, respect and excellence.

Our Values—Who we are and what we want to become—the 3C’s

Connected

To our customers, each other, our partners...and the big wide world

•	Our customer is at the beating heart of all we do, so we do everything to delight them to make our company great.

•	We love working together as one team, one voice, one vision—OUR SMART.

•	We are all leaders, here to create an incredible experience by inspiring and developing excellence in all.

•	We believe in listening to and driving our partners to deliver what we and our customers are thrilled with.

•	At our core, our connection to our customers, our partners, our strategy and the world around us fuels our passion to innovate and deliver something extraordinary.

•	Whether it’s a simple thank you to someone, an act of kindness to a team or an all-out party...we recognize and celebrate successes.

Version—January 2014

CODE OF CONDUCT

Curious

Finding and doing what’s best

•	Every day we demand meaningful content from one another and from the world around us so we collaborate to the extreme to create something we can be proud of.

•	We believe in honesty and transparency, embracing and respecting our global differences to be a united force for the good.

•	Our never-ending passion to seek input and collaborate drives us to choose the best ideas in order to deliver excellence to our customers and each other.

•	We actively seek new ways to learn from our customers, our partners and our competitors in order to improve our customers’ lives.

•	We never stop improving and exploring our commitment to simple and flexible efficiency, guided by financially-based decisions.

Courageous

Who dares, wins

•	We push ourselves to be outstanding and make a difference in a world of average. Who wants to be second best?

•	We love being accountable to our customers, one another and to our company in order to consistently deliver the 3 Ons.

•	We work every day with passion, relentless drive, excitement and a burning desire to win.

•	We promote and relish healthy debate to get to the right answer.

These values guide us in our day-to-day business. It is these values that will guide us in the future as the foundation for our relationships with one another as colleagues, with our resellers, with our suppliers and with our customers.

Version—January 2014

CODE OF CONDUCT

Our Code of Conduct

1. Personal and Professional Behavior

Our personal and professional behavior must reflect and contribute to a productive, cooperative and respectful workplace.

Some of the things that you should consider when undertaking activities to meet SMART’s business objectives are:

•

We should comply with the laws, rules and regulations of the jurisdictions within which we conduct business and with the requirements of the applicable securities regulators. This may sound simple, but given the increasing number of business scandals, maybe it is not. Simply stated and without exception, we should never break the law or cut corners on any matter and in particular employment, health and safety or environmental regulations. As a company we may choose to have a higher standard of personal and corporate behavior than the local jurisdiction may require;

•	We should maintain and develop knowledge in our professional field and areas of responsibility;

•

We should exercise our best judgment in the best interests of SMART. We should be aware of conflicts of interest and never do anything that would aid our competitors, hurt the company or act or give the appearance of acting for personal gain;

•

We should maintain adequate documentation to support decisions made. A big part of being trusted and telling the truth is knowing what the truth is, which means keeping full and accurate records so we are never in doubt;

•

We should act responsibly when becoming aware of any unprofessional or unethical behavior or wrong-doing by any other staff member by reporting it to People Services or a member of executive management; and

•	We should comply with SMART’s policies, both the written words (inclusive of the explanatory Q&A’s) and the spirit.

2. Open and Respectful Communication

Open and respectful communication helps bring alive all our shared values. This means we listen to each other, we listen to our resellers and we listen to our suppliers and our customers. We should be open to questions.

•

We value differences in opinion and perspective. Diversity fosters better ideas, improved products and a collective sense of accomplishment. Although we may disagree with one another, we acknowledge that vigorous debate is healthy and assists in keeping the communication channels open.

•	When communication takes the form of a concern or complaint, we know that we can take that concern or complaint to People Services or a member of executive management without fear of retaliation.

3. Honest Communication

•	We should tell the truth to our resellers, our customers, our suppliers, our managers and each other.

•

We should never mislead customers about price, features or availability in our advertising and promotional materials. We should never misrepresent our products, and we should never make inaccurate promises or claims.

Version—January 2014

CODE OF CONDUCT

4. Disagree and Commit

At SMART, the person with the higher position title doesn’t win a debate or disagreement simply by virtue of his position. Every person’s input is valued and differing perspectives are listened to and considered on their own merits. The truth and best ideas should win.

•

We should debate and argue our points in a constructive fashion, all the while ensuring we maintain integrity and respect during our debate. We value the points that don’t prevail as contributing to the best overall solution. We don’t make people feel small or insignificant because of our desire for vigorous debate and discussion.

•	Once a decision is reached, even if we disagree, we must commit to it, whether such commitment is through our actions, words or behavior.

5. Supplier Selection Based on Merit

•

We should make decisions fairly and without bias using the best factual information available. While we understand that business relationships can become personal relationships, we should also understand that personal feelings must never interfere with business decisions. Our first loyalty must be to SMART, not to a favored reseller or supplier. In fact, there should be no such thing as favored resellers or suppliers—just ones that will do the best thing for SMART.

6. Conflicts of Interest

A conflict of interest may arise where we engage in activities (including the procurement of goods and services for SMART) that advance or inhibit personal interests at the expense of SMART’s interests. We should never compete with SMART, and we should never let business dealings on behalf of SMART be influenced, or even appear to be influenced, by personal or family interests.

If this happens, or we suspect it could happen, we are required to disclose to People Services or a member of executive management any financial, personal or other interest or potential interest which could directly or indirectly compromise the performance of our duties at SMART and take all necessary action to avoid the conflict or obtain approval from People Services or a member of executive management to proceed. In addition, in order to avoid conflicts of interest, members of executive management and members of SMART’s board of directors and advisory boards are required to disclose to SMART’s general counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

Three areas in which a conflict of interest may arise, and about which we are especially careful, are as follows:

•	Competing with SMART: We should never enter into any unauthorized business relationships with competitors.

•	Acting for Personal Gain: Each of us should ensure that our personal interests do not interfere with business dealings or with our loyalty to or responsibilities at SMART. For example:

•	we should never work for, represent or favor for personal reasons any supplier or reseller in its dealings with SMART;

•	we should never accept any personal payments or bribes in exchange for doing business with a particular supplier, reseller or customer;

•	we should never influence, either directly or indirectly, SMART in its relations or dealings with suppliers or resellers with whom we may have a personal or financial relationship; and

•

we should never use SMART’s name, logo, information, equipment, property, time or other resources to engage in outside activities that have not been sanctioned by SMART. Our outside activities should be kept separate from our employment at SMART.

Version—January 2014

CODE OF CONDUCT

7. Gifts and Acts of Hospitality

Policy Statement

The giving of business gifts is a customary way to strengthen business relationships and, with some restrictions, is a lawful business practice. We may receive appropriate, lawful business gifts in connection with our work with commercial customers and other nongovernmental parties, provided that all such gifts are:

a)	nominal in value; and

b)	not received with the intent or prospect of influencing the recipient’s business decision-making

Gifts that are reasonably estimated to exceed $125 in value must be;

(i)	reported to and approved by an executive (ie. VP level); and

(ii)	logged in the central registry maintained by the executive assistant to the CEO.

Expectations of SMART Employees

While SMART adopts and institutes numerous policies and procedures which detail expectations of employee behavior and actions, ultimately we are entrusted with the responsibility to exercise good judgment, be mindful of proper business ethics, and take ownership of our decisions.

•

We are expected to exercise our best judgment in the best interests of SMART. We should be mindful of conflicts of interest, and never do anything that would give the appearance of acting for personal gain. Personal interests should never interfere with business dealings or with loyalty or responsibilities to SMART. Personal payments or bribes should never be accepted in exchange for doing business, and gifts should never be accepted if they would influence us, directly or indirectly, in our relationship with the giver. We must never accept a gift or act of hospitality that would reflect badly on the SMART organization, or which conflicts with the inherent values of the Company.

Gifts and Acts of Hospitality

•

We should act in the best interest of SMART. Gifts or acts of hospitality of any value should not be accepted if there is an explicit or implicit assumption that influence has been exchanged for the favor. If we are responsible for making a purchase or influencing a purchasing decision (whether it be for supplies or services in any aspect of SMART’s business), we must be extra careful to assess whether there could be any explicit or implicit assumption that influence has been exchanged for the favor.

•

If we can say with certainty that no favor is asked for or gained, gifts of value and acts of hospitality may be accepted, provided approval is received from our executive when required. A significant amount of responsibility and expectation falls on us and our managers to exercise good judgment at all times, and to have the ability to conduct an objective assessment of an incoming gift or act of hospitality. If there is ever any doubt as to the acceptable nature of a gift, we should raise the issue with our manager.

WE MAY accept a gift that is:

•	A reasonable complement to the business relationship;

•	Infrequent;

•	In good taste;

Version—January 2014

CODE OF CONDUCT

•	Unsolicited;

•	Of the type customarily offered to others having a similar relationship; and

•	In compliance with applicable laws and regulations.

A gift that is reasonably expected to exceed $125 requires approval from our executive and must be logged in the central registry.

Specific examples of acceptable gifts are:

•	Occasional food or consumables personally delivered, provided in gift baskets, or provided at an event or restaurant outing;

•	Occasional material goods (e.g. flowers, books, novelties); or

•

Occasional invitations to attend an event in the city (e.g. sports event, music event, stampede show, golfing event, etc.) This may include invitations to attend such events in a “box seat” venue, however it is necessary to be mindful of the frequency of such invitations from a singular source. Once or twice per year may be acceptable, depending on the business relationship. For events that would require an employee to be absent for a majority of a working day, that employee will do so on personal time off unless explicitly approved by our manager.

We MAY NEVER accept a gift that is:

•	Cash or cash equivalent (e.g. gift certificate);

•	A cash loan, or a loan of a significant material object or good (.e.g. expensive vehicle, use of condominium in a vacation spot, etc.);

•	Personal services;

•	Offered when important business decisions are being made;

•	An event or meal where the business partner is absent; or

•	Illegal or inappropriate (e.g. adult entertainment).

As a general rule, we are encouraged to decline gifts or hospitality if we would feel uncomfortable advising a manager, colleague, family member, friend, or the public that they had accepted the gift. We should also decline gifts if the receipt of such gifts would create the feeling of obligation to the giver.

If there is any uncertainty, we should consult our manager for direction. Managers are required to consult their own supervisors if they have any doubt about the appropriateness of a gift. Any specific concerns may be raised at any time with the Legal Department.

8. Speaking Fees

If we receive speaking fees, we do not keep the fees personally, but rather report the receipt thereof to a member of executive management and should also report to the executive assistant to the CEO who shall record it in the central registry. The fees should then be provided to SMART’s treasurer or designate and will be deposited to the credit of SMART.

9. Selling

We believe in fair competition. We should not disparage our competitors even though we may compare our offerings to theirs. We should communicate in a way that ensures that our customers understand our contracts and understand that we stand behind our products and our services. We believe that anything less does a disservice to our customers and diminishes SMART’s brand and reputation.

We should never render any secret payments to resellers, suppliers, customers or government intermediaries in order to secure SMART’s selection as a supplier of product.

Version—January 2014

CODE OF CONDUCT

10. Public Comment and Behavior

We should ensure that our public comments (either verbal or written) made in our personal capacity are not attributed as official comments of SMART. In this regard, we should not use SMART stationery or letterhead for private correspondence or for purposes not related to our employment duties. When we attend events sponsored by SMART or our resellers, suppliers or customers, we should ensure our behavior is professional, keeping in mind we are there as representatives of SMART.

If we are asked by a reseller, supplier or customer for a product endorsement or testimonial, we should ensure that we have the prior approval by the appropriate members of executive management or by the CEO before agreeing to such endorsement or testimonial. The endorsement or testimonial must not reveal any trade secrets of SMART, must be reflective of SMART’s view as a whole (and not just reflective of our personal opinion) and must not adversely affect SMART’s reputation in the community.

Under no circumstances are we permitted to comment on any legal matter in which SMART may be involved. All requests for comments surrounding legal matters are to be referred to SMART’s general counsel.

11. Business Expenses and Credit Card Use

We should use our best judgment when claiming business related expenses or using our business credit card. Business expenses and credit card transactions must:

•	be a necessary expense of SMART and an allowable charge against a budgeted reference code;

•	have a clear business purpose and be directly related to the goals and mission of SMART;

•	be reasonable and appropriate under the circumstances and in moderation and good taste; and

•	be fully documented

The following are examples of expenses and credit card transactions which we should not incur:

•	excessive or extravagant costs;

•	in the case of credit card transactions, anything of a personal nature, whether intended for reimbursement by us or not;

•	expenses incurred in connection with our personal business including parking fees, parking tickets, club memberships, etc.;

•	“working meals” where we take another employee to breakfast, lunch or dinner, except where we are invited at SMART’s or our manager’s request;

•	gifts for other employees, other than provided through official recognition programs authorized by a member of executive management;

•	expenses for our spouses; and

•	any unexplained or undocumented expenses

If we are unsure about the appropriateness of a particular expenditure as a business expense, we consult with our manager. All expenditures must be accompanied by an original receipt, and documentation must include:

•	the date, location and description of the expenditure;

•	the name(s), title, company, affiliation and business relationship of the person(s) in attendance;

•	the business purpose for incurring the expense; and

Version—January 2014

CODE OF CONDUCT

•	approval of the expenditure through normal administrative channels

12. Use of SMART’s Resources

We should ensure that resources (i.e. materials, funds, personnel, equipment, plant, facilities, electronic communications, inventory, logos and letterhead) entrusted to us are used efficiently, carefully, lawfully and honestly. Unless permission has been granted, SMART resources are not used for personal purposes.

13. Intellectual Property of Others

Our obligation to protect SMART’s assets includes SMART’s proprietary information. Proprietary information includes any confidential information, as well as SMART’s intellectual property. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks (such as logos), copyrights and exclusive photo images), business, marketing and service plans, policies and procedures manuals, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate SMART’s policies and could be illegal and result in civil or criminal penalties.

14. Information Technology

SMART’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voicemail are the property of SMART and are to be used primarily for business purposes. SMART information technology systems may be used for minor or incidental personal messages provided that such use is kept at a minimum and is in compliance with SMART’s policies and this Code of Conduct. Electronic documents and messages (including voicemail, e-mail and SMS) sent, received, created or modified by SMART personnel are considered SMART property and we must recognize that they are not “personal” or “private” Unless prohibited by law, SMART reserves the right to access and disclose (both internally and externally) electronic documents and messages, as well as, to specify, configure and restrict its electronic systems as necessary for its business purposes. SMART personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

15. Outside Work

We are permitted, under certain conditions, to engage in outside work, provided such employment does not adversely affect our work performance or does not give rise to a conflict or potential conflict of interest.

At all times we are expected to give our full time and attention to our duties at SMART and any outside work would be considered a conflict if we are unable to perform our duties to the level expected. We understand that we may have professional designations or levels of responsibility in our duties at SMART that would render outside work unacceptable.

If we are a member of a designated profession or if we have managerial duties (or higher) at SMART, then it will be assumed that any outside work is a time and dedication conflict, and we will be required to devote our full time and attention only to SMART.

16. Government

SMART provides products and services to various government agencies. Although the principles embedded in our Code of Conduct apply to all of our business dealings, there are special rules and regulations applicable to our government contracting business that don’t apply to commercial, nongovernmental business. As part of our ongoing commitment to provide all our customers with the products and services they have come to expect, we should adhere fully to the unique rules and regulations that govern our government business.

We understand that activities which might be perfectly appropriate when working with non-

Version—January 2014

CODE OF CONDUCT

governmental customers may be improper when selling to government. Such unique rules and regulations help ensure that the government pays a fair price for its purchases and gets what it bargained for. In addition, the unique rules that apply to government sales help ensure that the government is not being influenced to make purchases or choose suppliers on any basis other than price, supplier capability, past performance and product quality.

Consequences for non-compliance are serious. Knowingly submitting a false claim or statement to a government agency could subject SMART and its employees to criminal sanctions and exclude SMART from all sales to government as well as institutions of higher learning.

Questions about working with the government can be answered by our general counsel.

17. Competition Laws

It is the policy of SMART to require us and all contractors to comply fully and in good faith with competition laws of jurisdictions in which we do business in all aspects of SMART’s operations. To that end, SMART has developed a Competition Compliance Policy to summarize the general principles of competition law compliance and to provide us with enough knowledge to recognize an area of competition law risk. We and all contractors are required to review and abide by the Competition Compliance Policy, which is incorporated by reference into this Code of Conduct and is available on SMART’s Intranet.

Questions about competition laws can be answered by our general counsel.

18. Anti-bribery Compliance

SMART prohibits any and all bribery. It is the policy of SMART to require us and third parties working on SMART’s behalf, to fully comply with all anti-bribery laws in every jurisdiction in which SMART does business, and in all aspects of SMART’s operations. To that end, SMART has an Anti-Bribery Compliance Policy to ensure we understand the general principles of anti-bribery laws and to ensure that SMART is in compliance with all anti-bribery legislation. We and all third parties working on SMART’s behalf are required to review and abide by the Anti-bribery Compliance Policy, which is incorporated by reference into this Code of Conduct and is available on SMART’s Intranet.

Questions about anti-bribery compliance can be answered by our general counsel.

19. A Non-discriminatory Environment

SMART fosters a work environment in which all individuals are treated with respect and dignity. SMART is an equal opportunity employer and does not discriminate against us or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by any applicable law, rule and regulation and, in addition, in accordance with the laws, rules or regulations applicable in the jurisdiction where such personnel are located. SMART will make reasonable accommodations for our compliance with applicable laws, rules and regulations. SMART is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by anyone.

20. Harassment-Free Workplace

We will not tolerate harassment of SMART personnel, customers or suppliers in any form.

21. Sexual Harassment

Sexual harassment is illegal and we are prohibited from engaging in any form of sexually harassing behavior. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and

Version—January 2014

CODE OF CONDUCT

may include, but is not limited to, unwanted sexual advances, unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials.

22. Substance Abuse

We are committed to maintaining a safe and healthy work environment free of substance abuse. We are expected to perform our responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol. For health and safety reasons, if you see or suspect that someone is operating under the influence of drugs or alcohol, inform your manager immediately.

23. Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated.

24. Health and Safety

We are committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. We must be aware of the safety issues and policies that affect our job, other personnel and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. We must immediately advise our manager of any workplace injury or any circumstance presenting a dangerous situation to us, other co-workers or the community in general, so that timely corrective action can be taken.

25. Disclosures

When we make a good-faith internal disclosure regarding conduct or potential conduct that is in violation of our Code of Conduct, such a disclosure will be free from any reprisals or retribution to our ongoing employment with SMART. If we have concerns about a violation of this Code of Conduct or other illegal or unethical conduct, we will contact People Services or a member of executive management.

26. Confidentiality

We should keep confidential, and only divulge to people within SMART who need to know, any confidential information about SMART, its employees, resellers or customers. We should comply with any confidentiality requirements relating to confidential information covered under any agreements we may have with a former employer and no confidential information we obtained during a prior job should be accessed or used in performing our jobs at SMART.

27. Responsibilities After Leaving SMART

If we leave SMART, we do not use or take advantage of personal, confidential or official information we have obtained during our employment with SMART (whether as employee, consultant or contractor), which is consistent with our obligations under our Confidentiality and Assignment of Intellectual Property Rights Agreement. Equally, we should be careful in our dealings with former staff members and we should not give them favorable treatment or access to personal, confidential or corporate information.

28. Failure to Comply with Requirements

This Code of Conduct is designed to promote and enhance our personal, professional and ethical behavior. If we are found to have breached the Code of Conduct, SMART may take action against us. We understand that such action may include disciplinary action up to and including termination from SMART with cause and referral of the matter to government authorities.

Version—January 2014

CODE OF CONDUCT

29. Monitoring Compliance

SMART’s board of directors is responsible for monitoring our compliance with this Code of Conduct and will assess the adequacy of this Code of Conduct periodically. Appropriate records evidencing compliance will be maintained by SMART, including copies of documents relating to violations of this Code of Conduct.

30. Waivers

Any waiver of this Code of Conduct for directors or members of senior management may be made only by our board of directors (or a committee of the board of directors to whom that authority has been delegated) and will be disclosed promptly if required by law or stock exchange regulation, including the filing of a material change report describing the date of waiver, the parties involved, the reasons of SMART’s board of directors for approving the waiver or not sanctioning the respective departure and any measures taken by the board of directors to address the situation.

Making the Right Decision

There will be times when this Code of Conduct won’t answer your specific question. As you read through the following questions and consider your answers, remember that there is help available. Nothing is insurmountable—there is always a solution.

1. Analyze the situation

•	What caused the situation?

•	Are there any written SMART policies for dealing with the situation?

•	Who can you consult to help you work through the situation (People Services or a member of executive management)?

•	What are the possible choices for resolving the problem?

•	Is compromise possible without violating SMART’s shared values?

2. Evaluate the possible

•	Determine who might be hurt and who might be helped.

•	Quantify the extent of the harm and the magnitude of the benefit.

•	Of the choices you have identified, which are the most consistent with SMART’s shared values?

3. Then ask yourself the following:

•	Will my decision seem like the right one the next day or over time?

•	Would I feel comfortable telling my manager?

•	How would I feel if my decision were to be publicized in the newspaper?

•	Could I testify in a court of law or before a government agency about my decision without exposing SMART or myself to liability?

Version—January 2014

CODE OF CONDUCT

FAQs

Does SMART expect me to follow our Code of Conduct even if it means losing business or lowering profits?

Yes. SMART firmly believes that long-term business success can only be achieved by adhering to our shared values and the principles outlined in our Code of Conduct. Guidance in those challenging situations that could cause SMART to lose business must be obtained through People Services or a member of executive management.

If I encounter a questionable situation not covered by our Code of Conduct does it mean that I can proceed?

No. No document can ever cover every situation. We believe that applying our shared values and common sense will help you work through most, if not all, problems. As well, you can always engage in a conversation with People Services or a member of executive management to discuss any particular situation.

What if my manager directs me to engage in conduct that would benefit SMART, but would violate our Code of Conduct?

Contact People Services or a member of executive management immediately.

Will I get in trouble for reporting, in good faith, a violation or suspected violation of our Code of Conduct?

No. Executive management knows that the effectiveness of our Code of Conduct depends on all staff believing that they can report suspected violations without fear of retaliation.

How do I report a violation?

Report it to People Services or a member of executive management immediately [or through the hotline].

Can I report suspected violations of our Code of Conduct anonymously?

It would be very difficult for SMART to investigate an anonymous lead on a suspected violation of our Code of Conduct. If you believe there has been a violation of the Code, come forward and report it. You will be protected from retaliatory conduct for reporting what you reasonably believe is a violation of the Code of Conduct, even if it is ultimately determined that the action in question did not constitute a violation. However, the reporting by you of an incident on a malicious or false basis will be subject to appropriate corrective action, up to and including termination for cause.

If it is determined that an investigation is required, the investigation will be carried out with as much confidentiality as is possible in the circumstances.

How do I know if I’m at risk of making a mistake?

You’re probably at risk if you are concerned about any one of the following:

•	If you’re concerned about whether your actions will be discovered

•	If you catch yourself rationalizing your decision

•	If you feel uncomfortable about what you’re doing

•	If you’d be uneasy if your family or friends heard about what you’re doing or read about what you’ve done in the paper

Version—January 2014

CODE OF CONDUCT

Why can I accept gifts of nominal value?

We assume that a nominal gift (i.e. pen, mug, t-shirt, etc.) is not enough to influence our business decisions and is merely a thoughtful gesture on the part of the donor.

Why can’t I accept gifts of more than nominal value without approval by an executive?

The acceptance of a gift of more than nominal value could influence your business decision. Contracts into which we enter and agreements we sign are predicated upon rational business practices, not on the gifts you might receive. Any gift of more than nominal value must be reported to a member of executive management who will in turn record it and whether or not it was approved in SMART’s central register.

I am responsible for making and/or influencing a purchasing decision. Are there any rules I need to consider relating to a potential conflict of interest?

Purchasing, whether it be working in the actual purchasing department or otherwise making (or influencing) a purchasing decision, is the function in SMART that commits the largest amounts of money on the part of SMART. The value of this business is significant to SMART and to its suppliers. Accordingly, it is important that all decisions we make and agreements into which we enter are done so without the influence of gifts, but instead based on solid business practices. In these instances, it is even more important that we do not accept any acts of hospitality or accept gifts of more than a nominal value.

My wife owns a small stationery supply store, which is unrelated to my job at SMART. I’m sure her company can supply products less expensively than SMART currently gets the products. Is my wife’s company eligible as a vendor to SMART?

Yes, your wife’s company could be a vendor to SMART provided that (1) she does not use your employment to influence the bidding process or the acquisition of business; (2) you do not participate in your wife’s business when it comes to supplying stationery to SMART; (3) you do not participate, either directly or indirectly, in the evaluation or performance of the work if your wife gets the job; and (4) you report the relationship to your manager in advance of the bid.

Are there any restrictions to accepting a second job?

You are free to use your own time as you see fit, including securing a second job, provided it does not conflict with your responsibilities at SMART and does not inhibit your ability to give your full time and attention to your duties at SMART. You can’t accept a second job that would detract from your full time and attention to your duties at SMART, discredit or adversely affect SMART or create, or appear to create, an appearance of impropriety or a conflict of interest.

I travel a fair bit for SMART business. Can I keep the frequent flyer points I accumulate?

Yes, you are permitted to keep frequent flyer points and use them for personal travel. However, you can’t influence or change travel plans made by SMART’s travel coordinator merely to receive these benefits. Doing so would constitute a conflict of interest and violation of our Code of Conduct.

Do I have to protect SMART’s confidential information even after I leave SMART’s employ?

Yes. You’re not permitted to personally use or disclose to third parties SMART’s confidential information, even after you have left SMART.

Am I permitted to take obsolete equipment home, especially if it would probably be scrapped anyway?

No. Taking SMART equipment, even if it appears to be obsolete is not permitted without the prior written permission from a member of executive management.

Version—January 2014

CODE OF CONDUCT

I know one of my co-workers just purchased a new software program and that my group doesn’t have the budget to purchase the software. Am I permitted to copy the software onto another SMART computer?

Generally, no. Software should not be copied onto computers other than the one to which it was licensed, unless the software license agreement allows for multiple copies. Absent such permission, it would be a violation of law and SMART policy to make unauthorized copies of software or other copyrighted materials. In addition, remember that software acquisition and loading is managed by the Information Systems group. Accordingly, you must contact a member of this group before undertaking such activities.

A supplier of SMART is offering “free” peripheral product when certain volumes of other product are purchased. May I keep the “free” product?

No. The benefit earned is on account of SMART business and the free peripheral product is the property of SMART.

Version—January 2014